UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2016

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

KiryatMatalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795 and 333-209037), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, on October 10, 2016 Can-Fite BioPharma Ltd. (the “Company”) filed an application with the Lod District Court in Israel to approve the convening of a Special General Meeting of its Shareholders and a Special General Meeting of its Series 10, 11 and 12 Warrant Holders to approve an extension of the term of the Company’s Series 10, 11 and 12 Warrants until October 31, 2017. The Series 10 and 11 Warrants are set to expire on October 31, 2016 and the Series 12 Warrants are set to expire on October 22, 2016. As part of the application, the Company also requested the Court to extend the term of the Series 10, 11 and 12 Warrants until December 31, 2016 as temporary relief. On October 13, 2016, the Court approved the Company’s application to extend the term of the Series 10, 11 and 12 Warrants until November 8, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: October 13, 2016	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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